UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                          Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On November 20, 2018 Husky Energy Inc. issued a press release advising that production remains shut in at the SeaRose floating production, storage and offloading (FPSO) vessel with all production wells secure after a period of extreme weather and an oil release late last week. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
Date: November 20, 2018		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

November 20, 2018

Husky Energy Provides Update on White Rose

Production remains shut in at the SeaRose floating production, storage and offloading (FPSO) vessel with all production wells secure after a period of extreme weather and an oil release late last week.

Husky Energy had shut in production at the White Rose field Thursday, November 15 due to operational safety concerns resulting from severe weather. The release occurred during restart procedures on Friday, November 16. Husky was in the process of resuming operations as conditions returned to normal operating parameters, and after safety checks were completed.

On November 19, a remotely operated underwater vehicle (ROV) survey showed the release came from a subsea flowline connection in the White Rose field. Husky estimates 250 cubic metres (250,000 litres) of oil could have been released, an estimate based on the line’s maximum flow rate. Since the original release, no additional oil has been detected at the surface. Ongoing observation flights and sea vessel sweeps indicate the oil released Friday continues to disperse.

Operations at the White Rose field are suspended until a full inspection of all facilities is completed and Husky has received the support and approval of the Canada-Newfoundland Offshore Petroleum Board (C-NLOPB). An investigation into the cause of this incident is underway. Husky will cooperate fully with the C-NLOPB and other regulatory authorities, to ensure government, other offshore operations, and the public are kept informed.

Husky, the C-NLOPB and Canadian Coast Guard authorities continue to monitor the oil and impact on wildlife. A wildlife rehabilitation centre is activated. Fourteen oiled sea birds have been confirmed, with three recovered and transported to the centre for treatment.

The safety of personnel and the protection of the environment remain Husky’s number one priority.

In response to requests for information, Husky has been responding to all media requests and providing interviews with response leaders as they are available. To ensure the public has access to information on the incident and its impacts, Husky will provide daily updates on its website at www.huskyenergy.com/whiterose

Production from the SeaRose was shut in on November 15, 2018 and was approximately 20,000 barrels of oil per day (Husky working interest, before royalties).

Investor and Media Inquiries:

Leo Villegas, Manager, Investor Relations

403-513-7817

Kim Guttormson, Sr. Media Relations Advisor

403-298-7088